Exhibit (a)(6)

SUPPLEMENT TO

NOTICE AND INFORMATION CIRCULAR

January 15, 2010

NOTICE TO UNITED STATES SHAREHOLDERS

THE TRANSACTION DESCRIBED IN THIS SUPPLEMENT TO NOTICE AND INFORMATION CIRCULAR HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE TRANSACTION DESCRIBED HEREIN RELATES TO THE SECURITIES OF A FOREIGN COMPANY AND IS SUBJECT TO DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

These materials are important and require your immediate attention. They require shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisers.

NUCRYST PHARMACEUTICALS CORP.

Additional Supplement to the Notice and Information Circular dated November 25, 2009

Dear Shareholder,

Please find enclosed herewith an additional supplement (the “Supplement”) to the notice and information circular dated November 25, 2009 (the “Information Circular”), as supplemented and amended by a supplement to the Information Circular dated December 1, 2009. The foregoing documents have been provided in connection with the special meeting of shareholders of NUCRYST Pharmaceuticals Corp. (the “Corporation”) which was constituted on December 21, 2009 and which has been adjourned to January 22, 2010 (collectively with any further adjournments thereof, the “Meeting”). The Supplement is being distributed in response to comments received from the United States Securities and Exchange Commission (the “SEC”) in order to provide you with additional information regarding the matters to be voted upon at the Meeting. The Company expects to further adjourn the Meeting until February 8, 2010 to allow the holders (the “Shareholders”) of common shares of the Corporation (the “NUCRYST Shares”) adequate time to consider the information provided in the Supplement.

At the reconvened Meeting on February 8, 2010, Shareholders will be asked to consider and, if deemed appropriate, to re-approve, with or without amendment, a special resolution of the Corporation (the “Amalgamation Resolution”), the full text of which is attached as Appendix A to the Information Circular, approving the Amalgamation of the Corporation and 1499642 Alberta Ltd. (“1499642”), substantially on the terms and conditions provided for in the amalgamation agreement dated November 10, 2009 between the Corporation and 1499642, as amended (the “Amalgamation Agreement”), a copy of which is attached as Appendix B to the Information Circular, and approving and ratifying the Amalgamation Agreement.

You may change your vote. If you are a registered Shareholder who has given a proxy pursuant to the solicitation of proxies set forth in the Information Circular and, in light of the information that is being provided to you in the Supplement, you wish to change your vote on the Amalgamation Resolution, you may revoke your proxy. In order to revoke your proxy, you may deliver (i) a new instrument of proxy or (ii) a written revocation of proxy to Computershare Trust Company of Canada (“Computershare”), Attention Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may contact Computershare at 1-800-564-6253 to be provided with instructions on how to access your account and change your vote by phone or via the internet. A blank instrument of proxy may be obtained from SEDAR at www.sedar.com or EDGAR at www.sec.gov/edgar.shtml. Your newly submitted proxy or written revocation of proxy must be received by Computershare no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the reconvened Meeting. Alternatively, you may revoke your proxy and vote in person by delivering a written revocation of proxy to the Chairman of the Meeting prior to the commencement of the reconvened Meeting or any further adjournment or postponement thereof, or in any other manner permitted by law.

If you are a non-registered Shareholder and you wish to change your vote on the Amalgamation Resolution, you must advise your intermediary of your desire to change your vote by delivering a voting information form, a copy of which is included with this Supplement, reflecting your changed vote. Your previous vote will be revoked only by delivery of a new voting information form.

Further detail with respect to voting your NUCRYST Shares can be found in the Information Circular in the section entitled “Information About Voting.”

If you do not wish to change your vote, then no additional action or information is required from you and your vote that was cast with respect to the Amalgamation Resolution on December 21, 2009, will be counted at the reconvened Meeting in the same manner as at the originally constituted Meeting.

Dated at Princeton, New Jersey, this 15th day of January, 2010.

By Order of the Board of Directors,

(signed) “David B. Holtz”

David B. Holtz

Interim President and Chief Executive Officer

Chief Financial Officer

Corporate headquarters:

NUCRYST Pharmaceuticals

101 College Road East

Princeton, New Jersey 08540

Telephone: (609) 228-8210

SUPPLEMENT TO THE NOTICE AND INFORMATION CIRCULAR

FOR SPECIAL MEETING OF SHAREHOLDERS

NUCRYST Pharmaceuticals Corp. (“NUCRYST” or the “Corporation”) previously circulated to shareholders a Notice and Information Circular dated November 25, 2009 and a Supplement to such Notice and Information Circular dated December 1, 2009, each in connection with a special meeting of shareholders constituted on December 21, 2009 and adjourned to January 22, 2010 (collectively, the “Meeting”). The Meeting was adjourned prior to its completion, with the consent of the Meeting, to allow for the applicable regulatory review period to conclude. The Meeting will reconvene on January 22, 2010 at 10:00 a.m. Mountain Time at the offices of Bennett Jones LLP, Suite 4500, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7 (the “Meeting Location”). The Meeting will be immediately adjourned until 10:00 a.m. Mountain Time on February 8, 2010 at the Meeting Location, at which time the Meeting will be reconvened and, it is expected, concluded.

The Amalgamation described in the materials previously distributed to you and herein is a “going private” transaction under applicable United States securities laws and the participants in the transaction are required to provide you with certain disclosure pursuant to rules promulgated by the United States Securities and Exchange Commission (the “SEC”). This supplement (the “Supplement”) is being distributed to you pursuant to comments received from the SEC regarding the disclosures provided in the Notice and Information Circular, as supplemented to date.

The information in this Supplement is important to your decision whether to revoke your proxy with respect to the Amalgamation more particularly described in the Information Circular, as supplemented to date. If you wish to revoke your proxy, please follow the instructions in the introductory letter appearing at the beginning of this Supplement.

The information contained in this Supplement is in addition to the information contained in the Notice and Information Circular dated as of November 25, 2009 and the Supplement dated December 1, 2009 and forms part of the Information Circular. The information contained in this Supplement is given as of January 15, 2010 unless otherwise stated. To the extent that information in this Supplement differs from, updates or conflicts with information contained in the Information Circular, the information in this Supplement is more current and supersedes the information in the Information Circular. Unless defined elsewhere in this Supplement, all capitalized words and terms in this Supplement have the meaning given to them in the Information Circular.

Background to the Amalgamation

In the section of the Information Circular entitled “Background to the Amalgamation” on page 7, the Corporation indicated that the Amalgamation was chosen by the Board of Directors and Westaim as the preferred method to conclude the business of the Corporation and distribute the proceeds of the Asset Sale Transaction to Shareholders. The Corporation offers the following additional information regarding that decision:

The sole purpose of the Amalgamation is to effect the distribution of the proceeds of the Asset Sale Transaction and to wind up the affairs of the Corporation in an efficient and fair manner. As disclosed on page 7 of the Information Circular, the Corporation would conduct no further business following the Asset Sale Transaction. Thus, the Corporation would have no assets other than the proceeds of the Asset Sale Transaction and other cash already on hand, and no revenue other than interest income on such cash assets. In light of the decision to conclude the business and wind up the Corporation, the Corporation approached Westaim to propose the Amalgamation as a method to distribute the remaining assets of the Corporation to Shareholders. Westaim considered four alternatives to distribute the remaining assets of the Corporation: (i) a further distribution of cash to the Shareholders by way of dividend or similar distribution coupled with a winding up of the Corporation, (ii) a take-over bid for the NUCRYST Shares not already owned by Westaim, (iii) the liquidation and dissolution of the Corporation and (iv) the Amalgamation proposed by the Corporation.

After considering the alternatives, the parties determined that certain transaction structures were less desirable than the Amalgamation:

(i)	Dividend. While a dividend would distribute a portion of the Corporation’s cash to Shareholders, the Corporation would continue to exist and would therefore need to maintain some personnel to administer the continuing existence of the Corporation and to maintain a portion of the proceeds of the Asset Sale Transaction to satisfy ongoing costs, including the costs associated with being a reporting company. The Corporation would therefore not be able to promptly distribute to Shareholders the full value of their proportional interests in the Corporation. Additionally, further action would be required to fund the winding up, terminate the Corporation’s existence, and distribute any remaining cash to Shareholders.

(ii)	Take-over bid. If a take-over bid were commenced and Shareholders tendered fewer than 90% of the Corporation’s shares, an amalgamation or other “second step” business combination would still be required in order to complete the going private transaction. Engaging in a take-over bid and a second step business combination would result in significant additional cost to the Corporation and Westaim.

(iii)	Liquidation/Dissolution. A liquidation could take significantly longer than other methods and would thus result in the potential for shareholders to receive substantially less consideration once costs of the liquidation are satisfied. Consent of tax and other regulatory authorities is typically necessary to effect a dissolution, and the Corporation would continue to exist, have reporting obligations and otherwise incur expenses until the dissolution is fully completed.

By contrast, the Corporation and Westaim concluded that the Amalgamation proposed by the Corporation would be the most cost-effective and efficient method of distributing assets to shareholders because it minimizes the costs of maintaining the Corporation as a separate entity, such as maintaining personnel and complying with ongoing reporting and tax obligations. In the Amalgamation, the surviving entity succeeds by operation of law to the assets and liabilities of the Corporation, and therefore assumes any contingent liabilities that may remain. By choosing a structure that allows a prompt conclusion of the business, ongoing operating and compliance costs are minimized, so the maximum possible consideration is distributed to shareholders. Additionally, the Amalgamation was viewed as a desirable structure under applicable Canadian law because the consent of the Minority Shareholders is required to approve the transaction and dissenter’s rights are available to Minority Shareholders. The Board of Directors and Westaim believed the Amalgamation to be an appropriate way to ensure Shareholder participation and protection in the process of concluding the Corporation’s business.

Fairness of the Amalgamation

The Corporation is re-distributing to Shareholders all information pertaining to the fairness of the Amalgamation in one section. The below disclosure omits information pertaining only to the Asset Sale Transaction, which was approved by Shareholders on December 21, 2009 and closed on December 22, 2009. For ease of reading, the section is divided into subsections as follows:

I.	Summary and Conclusions
II.	KPMG Valuation Calculation
III.	Benefits and Disadvantages of the Amalgamation
IV.	Approval of Shareholders
V.	Unaffiliated Representative; Board Independence
VI.	KPMG Valuation
VII.	Determination of Per Share Consideration
VIII.	Other Factors

I. Summary and Conclusions

The Board of Directors considered the formation of a special committee to review and evaluate the Amalgamation but concluded it was unnecessary under the circumstances as the Board of Directors concluded that all members of the Board of Directors were independent of Westaim and its associates and affiliates (other than the Corporation) and management. In light of the Valuation conducted by KPMG, the range of fair market value for the Corporation’s common shares determined in the Valuation, and the consideration to be received by Minority Shareholders falling within that range, the Board of Directors unanimously determined that the Amalgamation and the Amalgamation Agreement are in the best interests of the Corporation and all of its Shareholders, including the Minority Shareholders. Westaim, in its capacity as majority shareholder of the Corporation, has determined that the Amalgamation and the Amalgamation Agreement are in the best interests of the Corporation and has voted to approve the Amalgamation.

Taking into account its determination that the Amalgamation is the most financially efficient way to distribute the proceeds of the Asset Sale Transaction and other remaining assets of the Corporation to shareholders (as discussed above in “Background to the Amalgamation”) and based on the Valuation, the fact that Minority Shareholders have an independent approval right, and the amount of consideration proposed to be paid to Minority Shareholders in the transaction, the Board of Directors unanimously determined that the Amalgamation is fair to Minority Shareholders. In doing so, the Board of Directors relied and adopted as its own the Valuation prepared by KPMG. Specifically, the Board of Directors adopted KPMG’s calculation of Fair Market Value, including the valuation of Net Assets and Closing Costs and Other Liabilities. That calculation is reproduced in subsection II below.

Westaim and 1499642 have adopted the analysis and conclusions of the Board of Directors as to fairness, including the valuation calculation set out below, and have determined that the Amalgamation is fair to the Minority Shareholders. In reaching a conclusion on the fairness of the transaction, Westaim did not assign any specific weights to the factors set out below. These factors were considered as a whole, and Westaim may have viewed and weighed factors differently than did the Board of Directors.

As between them, Westaim, 1499642 and the Corporation determined that arriving at a consideration per share in the middle of the range of $1.72 to $1.82 per share determined by the KPMG Valuation was most fair to all Shareholders, including Minority Shareholders.

Additional information regarding the Board of Directors’ and Westaim’s determination of fairness is provided below. You are urged to read this information carefully before determining whether to revoke your proxy.

Procedural Fairness of the Amalgamation

The Board of Directors believed that the Amalgamation is procedurally fair to the Minority Shareholders because, among other things:

•

The Amalgamation Resolution submitted to shareholders is being submitted to a vote of the Corporation’s shareholders and is conditioned on the approval of 66 2/3% of votes cast at the Meeting and on the approval of a majority of shareholders other than Westaim, related parties of Westaim, or other affiliates of the Corporation. The Board of Directors believed that the Minority Shareholder approval requirement and the dissenter’s rights described in the Information Circular provided an independent check on the terms of the transaction and the proposed consideration to be paid to Minority Shareholders.

•

The Corporation obtained an independent Valuation from KPMG, as required by Canadian securities law. The Valuation concluded that the fair market value of the Corporation’s shares was between $1.72 and $1.82 per share. The Corporation and Westaim agreed upon proposed consideration of $1.77 per share, which falls in the middle of that range.

•	Under the ABCA, Shareholders are entitled to exercise dissenters’ rights.

•

Each member of the Board of Directors of the Corporation is independent from Westaim for purposes of the Amalgamation, and no member of the Board of Directors will have a position with Westaim or Amalco following the closing of the Amalgamation. The Board of Directors thought it important that an independent group of directors negotiate with Westaim to avoid any occurrence of, or appearance of, a conflict of interest. Because all of the directors are independent, the Board of Directors did not believe it necessary to retain an unaffiliated representative, as discussed in subsection V below.

•	The transaction was approved unanimously by the Board of Directors.

•	All members of the Board of Directors hold Stock Units that will be converted into the right to receive cash pursuant to the Amalgamation.

•	The transaction is being effected in accordance with all applicable requirements of Canadian law and the Corporation’s constating documents.

II. KPMG Valuation Calculation

In determining whether the Amalgamation was fair to Minority Shareholders, the Board of Directors of the Corporation also relied on the Valuation prepared by KPMG as a factor in determining whether the consideration paid to Minority Shareholders was fair. For purposes of this determination, the Board of Directors adopted the Valuation analysis and discussion as its own. Specifically, the Board of Directors adopted KPMG’s calculation of Fair Market Value, including the valuation of Net Assets and Closing Costs and Other Liabilities. That calculation is reproduced below.

Adjusted Net Asset Value

The Valuation analysis has been based on the projected pro forma financial position of the Corporation as at the Valuation Date. In order to project the financial position as at December 31, 2009, management adjusted the Corporation’s balance sheet as at September 30, 2009 for:

•

the projected operating results for the three months ending December 31, 2009, as summarized below, which were based on purchase orders on hand and forecasts received from Smith & Nephew, and assumed operating costs consistent with recent historical trends;

Q4 2009 (Projected)
Revenues	$6,400,000
Income from operations	$950,000
Net income	$450,000

•	certain material events including:

¡

the sale of substantially all of the Corporation’s net operating assets to Smith & Nephew Group for $21.0 million adjusted for the book value of the Corporation’s working capital estimated to be $7.8 million; and

¡	the payment of $4.5 million to Smith & Nephew Group representing the final cost relief credit payment, not otherwise reflected in the Corporation’s financial position as at September 30, 2009.

As shown below, the fair market value of the net assets of the Corporation based on the above adjustments but prior to consideration of closing costs and contingent and other liabilities has been determined to be $37.4 million as at the Valuation Date:

	31-Dec-09 Net Book Value	Impact of the Asset Sale	31-Dec-09 Fair Market Value
($000’s)	Projected
ASSETS
Current assets
Cash and cash equivalents	9,910	28,831	38,741
Accounts receivable-net	5,327	(5,327)	—
Inventory	3,889	(3,889)	—
Other assets	291	(291)	—

	19,417		38,741
Capital assets	9,809	(9,809)	—
Intangible assets	451	(451)	—

	29,677		38,741
LIABILITIES
Accounts payable & accruals	3,023	(1,655)	1,368
Deferred lease inducement	553	(553)	—

	3,576		1,368

NET ASSETS	26,101		37,373

Cash and Cash Equivalents

Nucryst’s cash balance reflects the projected balance at December 31, 2009 of $9.9 million plus the estimated cash consideration received from Smith & Nephew Group for the purchase of the net operating assets including working capital of $28.8 million. The cash balance is held primarily in US Dollars. Based on the liquidity of the holdings, KPMG has taken the fair market value of the cash and cash equivalents balance to be equal to its net book value of $38.7 million as at the Valuation Date.

Accounts Payable and Accruals

Nucryst has certain liabilities that will not be assumed by Smith & Nephew Group as part of the Asset Sale Transaction and thus will remain obligations of Nucryst subsequent to the Asset Sale Transaction. These liabilities relate primarily to an accrual of the variable pay for employees who will not be offered employment with Smith & Nephew Group and other non-operating costs that have been accrued in the financial statements. KPMG has assumed the fair market value of the Corporation’s accounts payable and accruals are equal to their reported net book value of $1.4 million as at the Valuation Date since all such liabilities are current in nature.

Closing Costs and Other Liabilities

The above adjusted net asset value of the Corporation of $37.4 million is before consideration of certain costs related to the Asset Sale Transaction and certain contingent and other liabilities of the Corporation. The aggregate amount of these costs and liabilities has been estimated to be in the range of $3.4 million to $5.4 million. The most significant is with respect to severance payments (in the range of $1.6 million to $1.7 million, in aggregate) to employees who will not be offered employment by Smith & Nephew Group. A further $1.2 million to $1.4 million in unaccrued transaction fees and professional costs have been estimated by management. The remaining costs in the range of $600,000 to $2.3 million is comprised of costs to wind down the business, income taxes related to the Asset Sale Transaction and other relatively minor costs for contingencies related to the Asset Sale Transaction. These costs and liabilities are discussed below:

Severance Costs

Upon completion of the Asset Sale Transaction, all employees were terminated by the Corporation. As required by the Purchase Agreement, Nucryst is obligated to provide severance payments to the employees who will not be offered employment by Smith & Nephew Group. Management has prepared a detailed severance analysis to estimate the amount that will be paid by Nucryst. Severance amounts for the executive employees have been based on the individual contractual amounts in their employment agreements. The remaining severance costs primarily relate to employees located at the Corporation’s Fort Saskatchewan, Alberta, plant and was calculated by management in consultation with professional advisors. As part of the Asset Sale Transaction, Smith & Nephew Group has agreed to pay $400,000 to offset the severance costs which has been netted against the total estimated liability in the range of $2 million to $2.1 million. Accordingly, the fair market value of the net severance costs has been determined to be in the range of $1.6 million to $1.7 million as at the Valuation Date.

Transaction Fees and Professional Costs

Transaction fees and professional costs in the range of approximately $1.2 million to $1.4 million, in aggregate, are comprised of estimated royalty payments to a third party and unaccrued professional fees. Nucryst previously entered into a royalty agreement with a consulting firm, which had helped to develop and bring to market the Acticoat™ products. The agreement with the consulting firm also contains a provision requiring Nucryst to pay a royalty of 1% of the transaction price if the business is sold. The fair market value of the liability is comprised of the estimated payments required to be made to the consulting firm under all arrangements.

In addition, Nucryst incurred customary legal, tax and advisory costs during the process of negotiating and executing the Asset Sale Transaction. Management has provided an estimate of the expected costs that have been incurred to date or will be incurred to complete the Asset Sale Transaction but had not as yet been accrued or recorded by the Corporation. KPMG considered management’s estimate reasonable and selected a range of management’s estimate plus/minus 10% as at the Valuation Date.

Other Costs

Other costs including income taxes, lease costs on the Corporation’s New Jersey facility, management costs to wind down the operations of Nucryst post the Asset Sale Transaction and relatively minor costs for contingencies related to the Asset Sale Transaction have been estimated to be in the range of $600,000 to $2.3 million in aggregate.

Income taxes were based on the agreed allocation of the purchase price on the Asset Sale Transaction by Smith & Nephew Group and Nucryst together with an estimate of the Corporation’s non capital loss carryforwards and tax credits available to shield any taxable gains on the Asset Sale Transaction. In this regard, KPMG understands that the Corporation and its US-based subsidiary have been the subject of an audit by the CRA dating back to 2005 with respect to the allocation of proceeds arising from the sale of assets, royalty payments and milestone payments between these two companies. As at the date hereof, the CRA audit had not been concluded. As a result, management and its tax consultants performed analyses to assess the range of expected outcomes resulting from the CRA audit on the income tax relating to the Asset Sale Transaction and the expected balance, if any, of remaining loss carryforwards. Based thereon, management estimated the resulting income tax obligation. KPMG reviewed management’s analysis and estimated obligation and concluded it is a reasonable basis for fair market value as at the Valuation Date.

The Corporation’s Princeton, New Jersey office is subject to a lease expiring on January 24, 2014 that will not be assumed by Smith & Nephew Group and thus will remain an obligation of the Corporation. The fair market value of the lease liability has been determined using a discounted cash flow approach by calculating the present value of the expected annual cash payments. On the low end, fair market value has been calculated assuming that the

Corporation is unable to sub-lease the property and Nucryst has to make all of the contractual lease payments. On the high end, it has been assumed that the property will be sub-leased at local market lease rates, net of broker commissions.

The range of fair market value of the other remaining costs was estimated by KPMG and/or management based on an assessment of the possible cash outlays that would be incurred by the Corporation. Management costs represent executive, legal, and other costs required to operate the business for an estimated time period post-transaction. The largest component of the estimated costs is the executive salaries which assume that they are required for two months after the close of the Asset Sale Transaction, with smaller costs for legal expenses associated with winding up the Corporation, benefit costs, and other miscellaneous expenses. KPMG has selected a range around management’s best estimate of plus/minus 10% as representative of fair market value as at the Valuation Date.

Proceeds from the Exercise of In-the-Money Stock Options

In determining the fair market value of Nucryst, the proceeds from the 531,079 stock options that are in-the-money based on the Offer Price have been included.

Conclusion of Fair Market Value

Based on the adjusted net assets of the Corporation and the other liabilities as discussed above, KPMG has determined the fair market value of Nucryst to be in the range of $32.4 million to $34.4 million as at the Valuation Date, as follows:

	31-Dec-09 Fair Market Value
($000’s)	Low	High
NET ASSETS	37,373	37,373

CLOSING COSTS AND OTHER LIABILITIES
Severance costs	(1,716)	(1,560)
Transaction fees and professional costs	(1,399)	(1,239)
Other costs	(2,259)	(619)
Stock option exercise payment	402	402

FAIR MARKET VALUE OF NUCRYST	32,401	34,357

III. Benefits and Disadvantages of the Amalgamation

The Corporation and Westaim considered the following effects of the transaction in determining that the Amalgamation is fair to Minority Shareholders.

Benefits of the Amalgamation

Benefits of the Amalgamation to NUCRYST include the following:

(a)	allows for the distribution of proceeds of the Asset Sale Transaction and other cash of the Corporation and the elimination of the costs incurred as a result of being an operating company, including the costs of maintaining registration as a publicly traded company, given that it had been concluded that the Corporation would not continue to engage in active operations; and

(b)	significant reduction in operating costs by eliminating separate management from Westaim and reducing all other operational activities.

Benefits of the Amalgamation to Westaim include the following:

(a)	Westaim, which currently owns approximately 75% of the outstanding shares of NUCRYST, will own a 100% interest in NUCRYST through its ownership of all of the shares of Amalco and will benefit from any future increase in value of NUCRYST;

(b)	Westaim will be able to eliminate the duplicative public company costs currently incurred by NUCRYST and Westaim; and

(c)	Westaim will have more immediate access to the remaining proceeds of the Asset Sale Transaction through its 100% ownership of Amalco.

Benefits of the Amalgamation to the Minority Shareholders include the following:

(a)	Minority Shareholders will receive $1.77 for each share of NUCRYST common stock, an amount that represents a 77% premium based on the NASDAQ closing price of $1.00 on November 9, 2009 prior to the announcement of the Asset Sale Transaction and the Amalgamation;

(b)	Minority Shareholders will receive cash for their shares without having to incur any brokerage commissions or other fees that might otherwise be incurred in a sale of shares transaction; and

(c)	Minority Shareholders will no longer be subject to the business risks of NUCRYST’s continuing operations which, following the closing of the Asset Sale Transaction, would not have any revenue producing activities.

Disadvantages of the Amalgamation

Given that NUCRYST had determined not to engage in further business operations, the Amalgamation does not appear to disadvantage NUCRYST.

Disadvantages of the Amalgamation to Westaim include the following:

(a)	Westaim would no longer hold a majority ownership position in a U.S. public company. As such, it would not have the same access to raising funding through the U.S. capital markets that it might otherwise have;

(b)	the ability to recognize any value related to the tax assets of the NUCRYST may be significantly impaired as a result of the Asset Sale Transaction and the Amalgamation; and

(c)	Westaim, through its wholly-owned subsidiary, Amalco, will be responsible for all NUCRYST’s pre-closing liabilities and commitments that survive the closing of the Asset Sale Transaction as well as certain indemnification obligations of NUCRYST under the Purchase Agreement.

Disadvantages to the Amalgamation to Minority Shareholders include the following:

(a)	following completion of the Amalgamation, Minority Shareholders will cease to have any interest in NUCRYST and will have no opportunity to participate in any future earnings or growth associated with new business opportunities, if any, of NUCRYST or any successor entity;

(b)	the receipt of the cash Redemption Consideration by the Minority Shareholders for the Amalco Redeemable Preferred Shares will be a taxable transaction for income tax purposes; and

(c)	Minority Shareholders who receive $1.77 in cash per Amalco Redeemable Preferred Share may receive less for their shares than they would if the NUCRYST Shares continued to be traded on the NASDAQ and TSX in the long-term.

IV. Approval of Shareholders

The Amalgamation Resolution requires that two approval thresholds be met. In accordance with the ABCA, the Amalgamation Resolution requires the approval of 66 2/3% of the votes cast by the holders of NUCRYST Shares present in person or represented by proxy at the Meeting and entitled to vote in respect of the Amalgamation Resolution. Westaim has advised the Corporation that it will cause all NUCRYST Shares owned or controlled by it to be voted in favour of the Amalgamation Resolution, thereby ensuring that the Amalgamation Resolution will be approved in accordance with the ABCA. In addition, as described more particularly in the Information Circular under the section entitled “Information Regarding the Amalgamation – Approval Requirement for Amalgamation Resolution,” a majority of the Minority Shareholders must approve the Amalgamation Resolution pursuant to applicable Canadian securities laws.

The Board of Directors and Westaim viewed the Minority Shareholder approval threshold as an important feature because it ensures that Minority Shareholders have a right to determine the outcome of the Amalgamation Resolution.

V. Unaffiliated Representative; Board Independence

As described below under the section entitled “KPMG Valuation,” the Board of Directors retained KPMG to provide the Valuation. KPMG conducted the Valuation and determined that the fair market value of NUCRYST Shares is in the range of $1.72 to $1.82 per share. The Corporation and Westaim agreed on a value of $1.77 per NUCRYST Share to be recommended to their respective boards of directors for approval as consideration to Minority Shareholders in the Amalgamation.

The Board of Directors did not retain an unaffiliated representative to act solely on behalf of Minority Shareholders in connection with the Amalgamation. The Board of Directors did not believe it was necessary to retain an unaffiliated representative to act on behalf of the Minority Shareholders because the Board of Directors determined that each of its members was independent of Westaim for purposes of the Amalgamation and that therefore the Board of Directors could effectively consider the best interests of all shareholders, including the Minority Shareholders. In addition, the Board of Directors determined that there were numerous procedural safeguards, including an independent Valuation and a Minority Shareholder approval requirement, that made the retention of an unaffiliated representative unnecessary. In choosing a transaction structure that requires the separate approval of Minority Shareholders, provides dissenter’s rights, and promptly distributes cash to the Minority Shareholders, the Board of Directors determined that it had achieved the best possible result for the Minority Shareholders without requiring the retention of an unaffiliated representative.

While certain members of the Board of Directors had previously served in various capacities with Westaim, the Board of Directors determined that each member was, for purposes of the Amalgamation, free of any relationship which could interfere with the exercise of independent judgment in carrying out his responsibilities. No director currently serves in any capacity with Westaim, and no director will continue as a director of Amalco or Westaim or otherwise serve as an employee of Westaim after the Amalgamation. The Board of Directors determined based on the foregoing that for purposes of the Amalgamation each director could exercise his judgment independent of Westaim and was disinterested in the Amalgamation.

While NASDAQ prohibits a director from being “independent” for purposes of the NASDAQ rules if that director has served as an officer of NUCRYST or Westaim within the previous three years, the Board of Directors determined that for purposes of the Amalgamation, each director was independent of Westaim and disinterested in the Amalgamation, notwithstanding the NASDAQ definition.

VI. KPMG Valuation

The Fairness Opinion prepared by KPMG and discussed in the Information Circular related solely to the fairness of the consideration provided to the Corporation in the Asset Sale Transaction. On the assumption that the Asset

Sale Transaction would be completed, KPMG separately prepared and furnished to the Corporation a Valuation of the Corporation as of December 31, 2009, taking into account the receipt of the proceeds of the Asset Sale Transaction. The Valuation is required by MI 61-101 for business combinations, such as the Amalgamation, involving “related parties,” such as Westaim. The Valuation was prepared in order to assist the Board of Directors in arriving at a fair market value for the Corporation so that the per-share cash consideration would be fair to Minority Shareholders.

Valuation

The Valuation has been provided for the use of the Board of Directors and for inclusion in the Information Circular. The Valuation does not address the merits of the underlying decision to engage in the Amalgamation and does not constitute a recommendation to any Shareholder as to how such Shareholder should vote on the Amalgamation Resolution. The following constitutes a summary of the Valuation and is qualified in its entirety by the full text of the Valuation attached as Appendix C to the Information Circular. Shareholders are urged to read the Valuation in its entirety.

Engagement of KPMG

KPMG was formally engaged by the Board of Directors by letter agreement dated September 30, 2009 (the “Engagement Agreement”) to provide the Valuation in connection with the Amalgamation. The terms of the Engagement Agreement provide for payment of a fixed fee to KPMG and reimbursement for its reasonable out-of-pocket expenses to complete the Valuation. KPMG is also being indemnified by the Corporation in respect of certain liabilities which may be incurred by KPMG in connection with the provision of its services. No part of KPMG’s fee is contingent upon the conclusions reached in the Valuation or on the successful completion of the Amalgamation. The Board of Directors chose KPMG to conduct the Valuation because of KPMG’s credentials and qualifications and because KPMG was independent from NUCRYST for purposes of the Valuation.

Fees Paid to KPMG

The Corporation paid KPMG’s fees of CAD$141,750 for the Fairness Opinion for the Asset Sale Transaction. Westaim agreed to pay KPMG’s fees of CAD$68,250 for the Valuation and, therefore, the KPMG fee was not considered to be a liability of the Corporation for purposes of the Valuation.

Credentials of KPMG

KPMG LLP, the parent company of KPMG, is one of the world’s largest professional services organizations, offering a broad range of services. KPMG’s valuations professionals have significant experience in advising a broad range of companies for various purposes, including securities law compliance, fairness opinions, mergers and acquisitions, corporate income tax and litigation matters, amongst other things. The Valuation is the opinion of KPMG as a firm and the form and content has been approved for release by a committee of directors and officers, each of whom is a member of the Canadian Institute of Chartered Business Valuators and experienced in merger, acquisition, divestiture and valuation matters.

Independence of KPMG

With respect to the Valuation, none of KPMG or any of its affiliates: (a) is an “associated entity,” “affiliated entity” or “issuer insider” of Westaim as such terms are used in MI 61-101; (b) is an advisor to Westaim in connection with the Amalgamation Transaction; (c) is a manager or co-manager of a soliciting dealer group for the Amalgamation Transaction or a member of a soliciting dealer group for the Amalgamation Transaction; (d) is the external auditor of the Corporation or Westaim; or (e) has a financial incentive with respect to the conclusions reached in the Valuation or has a material financial interest in the completion of the Amalgamation Transaction.

Neither KPMG nor any of its affiliates have conducted any prior valuations of the Corporation.

It is noted by KPMG that KPMG LLP and certain of its international member firms have provided unrelated professional services to Smith & Nephew Group and KPMG LLP has provided unrelated internal control advisory services to the Corporation. KPMG has implemented ethical divider and confidentiality procedures to provide additional protection against the unauthorized disclosure of confidential information.

Scope of Review

Page 15 of the Information Circular listed the information reviewed and, where appropriate, relied upon by KPMG in preparing both the Fairness Opinion and Valuation. As specified in the Valuation attached as part of Appendix C to the Information Circular, however, KPMG reviewed and, where appropriate, relied on a subset of this information in assessing the Amalgamation. That list is reproduced below.

In connection with preparing and rendering the Valuation, KPMG reviewed, and where it considered appropriate, relied upon, the following information, among other things:

•	The Purchase Agreement among the Corporation, the Subsidiary, S&N Canada and S&N Overseas dated November 10, 2009, including certain schedules thereto;

•	Historical audited financial statements of the Corporation for the years ended December 31, 2004 through December 31, 2008;

•	Annual report of the Corporation for the year ended December 31, 2008;

•	Unaudited interim financial statements of the Corporation for the nine months ended September 30, 2009;

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Financial and operational information about the Corporation including presentations on the Corporation’s patent portfolio, product development initiatives and strategic review, each related to the business as conducted prior to the Asset Sale Transaction. This information was reviewed for background purposes but was not relied upon in calculating the Valuation;

•	A summary of the Corporation’s income tax balances as at December 31, 2008;

•	Tax analysis prepared by the Corporation relating to an audit by the CRA;

•	Projected income and cash flow statements for the fourth quarter of 2009 and projected pro forma balance sheet as at December 31, 2009;

•	Detailed severance analysis prepared by management of the Corporation;

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Discussions with and representations made by management of the Corporation regarding current and future prospects of the business and the net assets of the Corporation including contingent liabilities;

•	Discussions with Westaim regarding the net assets of the Corporation including contingent liabilities;

•	Certain publicly available information including publicly traded share prices, trading volumes and other information, financial and otherwise, that KPMG considered relevant in the circumstance; and,

•	General industry information and economic information obtained from management of the Corporation and other public sources considered reliable and appropriate by KPMG in the circumstance.

In preparing its conclusions, KPMG has necessarily relied on information provided by, and representations made by, management regarding the Corporation. KPMG’s reliance on this information is based on management’s representations as to its completeness and accuracy, including a general representation that they have no knowledge of facts not contained in or referred to in the information provided to KPMG verbally or in writing by management which would reasonably be expected to affect the Valuation, including the assumptions used, concepts and approaches adopted or the scope of the review undertaken by KPMG. Management placed no restrictions on the scope of the investigation conducted by KPMG.

The projected pro forma balance sheet as at December 31, 2009 and projected financial results for the fourth quarter of 2009 are reproduced above as part of the KPMG Valuation Calculation.

Restrictions and Qualifications

The Valuation has been provided for the use of the Board of Directors and for inclusion in the Information Circular and this Supplement thereto, and may not be used by any other person or relied upon by any other person without the express prior written consent of KPMG. KPMG assumes no responsibility for losses incurred by the Corporation, the Shareholders, the Board of Directors, or any other parties as a result of the circulation, publication, reproduction or use of the Valuation contrary to the provisions of this paragraph.

The Valuation is subject to the assumptions, explanations and limitations set forth therein.

In preparing the Valuation, KPMG has relied upon the completeness, accuracy and fair presentation of all of the financial and other factual information, data, advice, opinions or representations obtained by it from public sources and Management. KPMG’s conclusions are conditional upon the completeness, accuracy and fair presentation of such information. Subject to the exercise of professional judgment, KPMG has not attempted to verify independently the completeness, accuracy or fair presentation of any of such information.

Date of Valuation

The Valuation has been based on the projected pro forma financial position of the Corporation as at December 31, 2009 (the “Valuation Date”), which, as of the time it was prepared, was on or about the expected closing date of the Amalgamation. The analysis underlying the Valuation was prepared in October and November of 2009 and based on information available in October and November, 2009, approximately two months prior to the Valuation Date. Accordingly, in assessing the fair market value of the NUCRYST Shares at the Valuation Date, KPMG has assumed that there will be no material change between the date of the assessment and the Valuation Date other than as disclosed herein. In particular, KPMG assumed that there would be no material changes in the conditions and prospects, financial or otherwise, of the Corporation other than as disclosed herein, or in prevailing securities markets, economic, financial and general business conditions. There were no such changes as of the Valuation Date or since the Valuation Date to the Corporation.

Definition of Fair Market Value

For the purpose of the Valuation and pursuant to MI 61-101, “fair market value” is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act.

Consistent with MI 61-101, in determining the fair market value of the NUCRYST Shares, KPMG has not included a downward adjustment to reflect the liquidity of the NUCRYST Shares, the effect of the Amalgamation on the NUCRYST Shares or the fact that the NUCRYST Shares held by Shareholders other than Westaim do not form part of a controlling interest.

Valuation Approach

The Valuation is based upon methodologies and assumptions that KPMG considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value of the NUCRYST Shares.

In assessing the fair market value of the NUCRYST Shares, KPMG has applied a going concern assumption and employed the adjusted net asset valuation approach for the following reasons:

(a)	Subsequent to the Asset Sale Transaction, the Corporation has no active operations, as all revenue generating assets have been sold.

(b)	The activities of the Corporation do not extend beyond holding cash and certain other assets and liabilities.

Under the adjusted net asset approach, the equity value of a company is determined by restating the reported net book value of the assets and liabilities of a company to their respective fair market values.

Using the foregoing approach, KPMG determined the fair market value of the net assets of the Corporation having regard to certain adjustments, but excluding certain closing costs and contingent and other liabilities specified in the Valuation. KPMG then reflected such costs and liabilities in determining the fair market value of the NUCRYST Shares.

Fair Market Value Conclusion

Based on the adjusted net assets of the Corporation and the other liabilities as discussed in the Valuation, KPMG determined the fair market value of the Corporation to be in the range of $32.4 million to $34.4 million as at the Valuation Date.

Valuation Conclusion

Based on the scope of KPMG’s review and subject to the assumptions, restrictions and qualifications as noted in the Valuation, and having regard to the total number of issued and outstanding NUCRYST Shares on a fully diluted basis, KPMG is of the opinion that the fair market value of the NUCRYST Shares is in the range of $1.72 to $1.82 per share as at the Valuation Date.

VII. Determination of Per Share Consideration

As described in the Information Circular in the section entitled “Background to the Amalgamation,” the Corporation and Westaim agreed on a value of $1.77 per NUCRYST Share to be recommended to their respective boards of directors for approval as consideration to unaffiliated NUCRYST Shareholders in the Amalgamation.

The Valuation conducted by KPMG determined that the range of the fair value of the Corporation was between $32.4 million and $34.4 million based on the projected fourth quarter results, the final proceeds from the sale of the business to Smith & Nephew Group and estimated closing costs and other liabilities of the Corporation. These items were discussed in detail above and in the Valuation. Assuming the closing of the Amalgamation occurs as planned at a redemption consideration price of $1.77 per share, Minority Shareholders would receive approximately $8.2 million and holders of stock options and restricted stock units would receive approximately $1.0 million (approximately $565,000 net of exercise proceeds which were included in the fair value range).

While the actual per share consideration attributable to Westaim cannot be calculated until all expenses and all liabilities are determined, as discussed in the Information Circular and elsewhere in this Supplement, the parties determined that $1.77 per share represented a fair price to be paid to Minority Shareholders given that Westaim is assuming responsibility for expenses and any continuing liabilities. Because certain liabilities were estimated for purposes of preparing the Valuation, the Corporation and Westaim determined that the middle of the range provided by the Valuation represented a fair value per share for all parties involved. To the extent that liabilities are less than estimated and the actual per share valuation would have been higher than $1.77, Westaim would receive the benefit of such higher valuation. To the extent that liabilities are greater than estimated and actual per share valuation would fall below $1.77, Westaim would bear the downside risk. After disbursement of the redemption consideration and the elimination of all remaining liabilities, Westaim would expect the remaining proceeds to be between $23.2 million and $25.2 million, or $1.70 to $1.84 per share.

VIII. Other Factors

As discussed above under “Background to the Amalgamation,” after the Asset Sale Transaction, the Corporation would have no ongoing business operations, and the decision was reached not to have the Corporation explore alternative businesses. The continued existence of the Corporation without opportunities for generating revenues would therefore incur ongoing costs that would diminish the value of the Corporation over time. The Amalgamation was chosen because it was expected that the costs and potential liabilities arising from the Amalgamation would be lower than the other alternatives considered by the Board and by Westaim. The Board of Directors’ primary consideration in evaluating the fairness of the Amalgamation to the Shareholders was the manner in which the proceeds of the Asset Sale Transaction and other cash assets of the Corporation could be distributed in a cost-effective and efficient manner relative to the other options available to the Corporation. By choosing a structure that allows a prompt conclusion of the business, ongoing operating and compliance costs are minimized, so the maximum possible consideration is distributed to Shareholders.

Additionally, the Board of Directors determined that there were adequate procedural safeguards in place that ensured the transaction was fair to all Shareholders, including the Minority Shareholders. KPMG conducted an independent Valuation of the Corporation as of a date after the closing of the Asset Sale Transaction, as required by Canadian securities law. The Amalgamation was viewed as a desirable structure under applicable Canadian law because the consent of the Minority Shareholders is required to approve the transaction and dissenter’s rights are available to Minority Shareholders. The Board of Directors and Westaim believed the Amalgamation to be an appropriate way to ensure Shareholder participation and protection in the process of concluding the Corporation’s business.

The following factors were also considered by the Board of Directors or were inherent in its overall consideration of the cost-effectiveness and efficiency of the Amalgamation in distributing the proceeds of the Asset Sale Transaction and remaining cash and its determination of the fairness of the Amalgamation to Minority Shareholders. These factors were also considered by Westaim or inherent in its overall consideration of the cost-effectiveness and efficiency of the Amalgamation in distributing the proceeds of the Asset Sale Transaction and remaining cash and its determination of the fairness of the Amalgamation to Minority Shareholders. While each director and Westaim may have given different weights to the below factors, the information below has been provided should you consider it relevant in determining whether to revoke your proxy.

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Current and Historical Market Prices of the Shares. NUCRYST shares have historically traded at a higher volume on NASDAQ than on the TSX. For the six months preceding the announcement of the Amalgamation, NUCRYST shares traded on NASDAQ at prices ranging from $0.27 to $1.12. See “Price Range and Trading Volume of NUCRYST Shares” beginning on page 35 of the Information Circular for more information about share prices. The closing sale price of the shares on November 9, 2009, the day prior to the date on which the Amalgamation was announced, was $1.00 on the NASDAQ. The cash consideration to be paid to Minority Shareholders represented a 77% premium over such closing price and a 142% premium over the average trading price of $0.73 per share over the prior six months.

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Net Book Value. As of September 30, 2009, the Corporation’s book value per share was $1.40. The Minority Shareholders receiving cash consideration of $1.77 per share will be receiving a $0.37 per share or 26.4% premium compared to the book value per share as of September 30, 2009.

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Going Concern Value and Liquidation Value. The valuation analysis presented by KPMG to the Board of Directors and the Valuation attached as Appendix C to the Information Circular assumed the operation of the Corporation as a continuing business. KPMG elected to employ an Adjusted Net Asset valuation approach because the Corporation would have no active operations following the closing of the Asset Sale Transaction. For this reason, the Adjusted Net Asset valuation approach could be considered an analysis of Liquidation Value.

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Valuation of KPMG. On November 10, 2009, KPMG rendered its opinion to the Board of Directors that, as of December 31, 2009, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by KPMG in preparing its opinion, the fair market value of the Corporation was in the range of $32.4 million to $34.4 million. On a per-share basis, this valuation produces a value of between $1.72 and $1.82 per share. The Valuation is attached as part of Appendix C to the Information Circular and is described in more detail in this Supplement. On November 2, 2009, KPMG presented a preliminary valuation to the Board of Directors, and provided its formal valuation to the Board of Directors on November 4, 2009. The Board of Directors had an opportunity to ask questions of representatives of KPMG and discuss KPMG’s analyses and conclusions. As noted above, the Board of Directors adopted the Valuation in determining that the transaction was fair to Minority Shareholders.

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Purchase Prices Previously Paid. The Corporation engaged in a share repurchase program during the fourth quarter of 2008, during which it repurchased 65,100 shares on the open market at an average price of $0.79. As noted above, the $1.77 Amalgamation consideration to be paid to Minority Shareholders represents a substantial premium to recent share prices.

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Opportunity to Liquidate Shares. The Minority Shareholders will liquidate their holdings without incurring brokerage costs at a price that represents a significant premium over historical and recent trading prices. The Board of Directors believes this opportunity is a benefit to the Minority Shareholders given the relatively low price and limited trading volume of the Corporation’s shares.

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Absence of Any Other Offers. While from time to time the Corporation has engaged in informal discussions regarding strategic opportunities for the Corporation, in the twenty-four months prior to the distribution of the Information Circular, the Board of Directors had not received, Westaim had not received, and neither were aware of, any firm offers from third parties related to discussions regarding the merger, consolidation or amalgamation of the Corporation, for the sale or other transfer of all or substantially all of the Corporation’s assets, or for the sale or other transfer of a controlling interest in the Corporation. No discussions have taken place since such date other than those related to the Amalgamation. Prior to the Asset Sale Transaction, opportunities to realize value for shareholders through a strategic transaction with a third party were limited. After the closing of the Asset Sale Transaction, the Corporation did not consider a sale transaction, as it would have no continuing operations. In part because there were no other opportunities to efficiently wind up the business of the Corporation through a transaction with another party, the Board of Directors determined that the Amalgamation was the best method by which to distribute the proceeds of the Asset Sale Transaction.

APPROVAL OF NUCRYST’S BOARD OF DIRECTORS

The undersigned hereby certifies that the contents and the mailing of this Supplement to the Information Circular have been approved by the Board of Directors.

Dated at Princeton, New Jersey this 15th day of January, 2010.

By Order of the Board of Directors,

(signed) “David B. Holtz”

David B. Holtz
Interim President and Chief Executive Officer
Chief Financial Officer